Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-214288

PAVMED INC.

This prospectus supplement, dated January 11, 2018 (the “Supplement”), filed by PAVmed Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), supplements certain information contained in the Company’s prospectus dated February 3, 2017 (the “Prospectus”), which forms a part of the Company’s Registration Statements on Form S-1 (Registration Nos. 333-214288). This Supplement amends and supplements the Prospectus and is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all other amendments and supplements thereto.

The Prospectus relates to, among other things, the issuance by us of (i) up to 1,020,000 shares of our common stock underlying outstanding warrants issued in our initial public offering (“IPO”) that was completed in April 2016 and (ii) up to 1,062,031 shares of our common stock underlying warrants issued in private placements prior to our IPO and currently held by the Selling Securityholders as set forth in the Prospectus under the heading “Selling Securityholders,” in the latter case solely to the extent the Selling Securityholders publicly transfer such warrants prior to their exercise. In this Supplement, we sometimes refer to such warrants, collectively, as the “Series W Warrants.”

The Series W Warrants have an exercise price of $5.00 per share. However, we are offering holders of the Series W Warrants the opportunity to exercise such Series W Warrants at a temporarily reduced price of $2.00 per share pursuant to the terms and subject to the conditions of an Offer to Exercise Warrants to Purchase Common Stock, dated January 11, 2018, which is included as Exhibit (a)(1)(B) to our Schedule TO filed with the Securities and Exchange Commission on or about the date hereof (the “Offer to Exercise”). Pursuant to the Offer to Exercise, the opportunity to temporarily exercise the warrants at the reduced exercise price will initially be available until 11:59 p.m. Eastern Time on February 8, 2018, subject to extension in our discretion as described in the Offer to Exercise.

After the expiration of the Offer to Exercise, the exercise price of the Series W Warrants will automatically revert to the warrant exercise price of $5.00 per share, as set forth in the original terms of the Series W Warrants and the reduced exercise price will no longer be in effect. Except for the temporarily reduced $2.00 per share, the terms of the Series W Warrants remain unchanged.

Accordingly, all references in the Prospectus indicating that the exercise price of the Series W Warrants is $5.00 per share are hereby temporarily deleted and replaced with an exercise price of $2.00 per share through the expiration of the Offer to Exercise.

An investment in our securities involves risks. See “Risk Factors” beginning on page 4 of the Prospectus for a discussion of the factors you should consider before you make your decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 11, 2018.